Exhibit 99.1

Baozun Announces Third Quarter 2020 Unaudited Financial Results

SHANGHAI, China, November 23, 2020 — Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial Highlights

•                          Total net revenues were RMB1,829.2 million (US$1269.4 million), an increase of 21.7% year-over-year. Services revenue was RMB1,025.7 million (US$151.1 million), an increase of 22.0% year-over-year.

•                          Income from operations was RMB84.6 million (US$12.5 million), an increase of 50.9% year-over-year. Operating margin was 4.6%, compared with 3.7% in the same period of last year.

•                          Non-GAAP income from operations2 was RMB111.7 million (US$16.4 million), an increase of 47.1% year-over-year. Non-GAAP operating margin was 6.1%, compared with 5.1% in the same period of last year.

•                          Net income attributable to ordinary shareholders of Baozun Inc. was RMB64.6 million (US$9.5 million), an increase of 64.2% year-over-year.

•                          Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.3 was RMB91.5 million (US$13.5 million), an increase of 55.1% year-over-year.

•                          Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS4”) were RMB1.09 (US$0.16) and RMB1.07 (US$0.16), respectively, compared with RMB0.68 and RMB0.66, respectively, for the same period of 2019.

•                          Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS5 were RMB1.55 (US$0.23) and RMB1.52 (US$0.22), respectively, compared with RMB1.01 and RMB0.99, respectively, for the same period of 2019.

1  This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3  Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4  Each ADS represents three Class A ordinary shares.

5  Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Third Quarter 2020 Operational Highlights

•                          Total Gross Merchandise Volume (“GMV”)6 was RMB10,847.0 million, an increase of 19.4% year-over-year.

•                          Distribution GMV7 was RMB868.3 million, an increase of 17.4% year-over-year.

•                          Non-distribution GMV8 was RMB9,978.8 million, an increase of 19.6% year-over-year.

•                          Number of brand partners increased to 260 as of September 30, 2020, from 223 as of September 30, 2019.

•                          Number of GMV brand partners increased to 253 as of September 30, 2020, from 214 as of September 30, 2019.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “We hit another key milestone with our successful secondary listing on the Hong Kong Stock Exchange during the quarter and we have now embarked on a new journey. Dual listing in two of the largest financial markets in the world positions us well to pursue market expansion opportunities and strategic alliances. I am very excited about the strategic changes we’ve made recently to accelerate the pace of innovation and strengthening of leadership, and we will continue to nurture and invest in our culture of innovation while promoting ownership and entrepreneurship at all levels at Baozun. We believe that our effort in this area will allow us to pursue collaborative creativity and build a value-generating ecosystem together with all our diverse partners.”

“In navigating the post-COVID recovery in China, e-commerce, particularly brand e-commerce and digitalization, is becoming a more significant part of everyday life, and we are pleased to see a continuous broad recovery across a variety of categories. By leveraging our technology and expertise, we are providing cutting-edge data intelligence and sales analytic tools that drive enhancements in user engagement, conversions and retention. Once again, we are honored to be a key contributor towards the success of our brand partners, with many of them top ranked in each of their segments during the recent 11.11 Shopping Festival. As e-commerce continues to evolve and digitalization becomes more critical for both international and domestic brands, we are excited about our new journey ahead of us. We are confident that our enhanced focus on strategic business development, continuous exploration of omni-channel alliances, and strengthened capital resources, will be a strong engine for driving long-term high-quality and sustainable growth,” Mr. Vincent Qiu concluded.

Mr. Robin Lu, Chief Financial Officer of Baozun, commented, “We delivered another solid quarter, with year-over-year GMV growth of 19% and net revenue growth of 22%. Despite the impact of stronger seasonality during the quarter, our technology infrastructure, category mix optimization, coupled with innovation in business model towards consolidating and streamlining business operations, have greatly enhanced our operating efficiency. Overall, our non-GAAP operating profits grew by 47% year-over-year and non-GAAP operating profit margin expanded to 6.1% for the third quarter, the highest numbers for the third quarter since 2015. We believe these proactive efforts are solidifying the foundation that underpins our high-quality growth strategy.”

6  GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7  Distribution GMV refers to the GMV under the distribution business model.

8  Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Third Quarter 2020 Financial Results

Total net revenues were RMB1,829.2 million (US$269.4 million), an increase of 21.7% from RMB1,503.1 million in the same quarter of last year.

Product sales revenue was RMB803.4 million (US$118.3 million), an increase of 21.3% from RMB662.3 million in the same quarter of last year. The increase was primarily attributable to the acquisition of new brand partners and the increased popularity of brand partners’ products.

Services revenue was RMB1,025.7 million (US$151.1 million), an increase of 22.0% from RMB840.8 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model.

Total operating expenses were RMB1,744.6 million (US$256.9 million), compared with RMB1,447.0 million in the same quarter of last year.

•                          Cost of products was RMB673.7 million (US$99.2 million), compared with RMB529.0 million in the same quarter of last year. The increase was primarily due to higher costs associated with an increase in product sales revenue.

•                          Fulfillment expenses were RMB419.8 million (US$61.8 million), compared with RMB333.4 million in the same quarter of last year. The increase was primarily due to a rise in GMV contribution from the Company’s distribution and consignment model, and an increase in warehouse rental expenses associated with expanded warehouse capacity to address additional growth opportunities, both of which were partially offset by efficiency improvements.

•                          Sales and marketing expenses were RMB501.1 million (US$73.8 million), compared with RMB443.1 million in the same quarter of last year. The increase was in line with GMV growth and an increase in digital marketing services, which was partially offset by efficiency improvements.

•                          Technology and content expenses were RMB101.6 million (US$15.0 million) compared with RMB94.1 million in the same quarter of last year, which was mainly attributable to growth in GMV and the Company’s ongoing investment in technological innovation and productization, which was partially offset by the Company’s cost control initiatives and efficiency improvements.

•                          General and administrative expenses were RMB51.1 million (US$7.5 million), compared with RMB51.7 million in the same quarter of last year. The decrease was primarily attributable to the Company’s cost control initiatives and leverage gained as the business scales.

Income from operations was RMB84.6 million (US$12.5 million), an increase of 50.9% compared with RMB56.1 million in the same quarter of last year. Operating margin was 4.6%, compared with 3.7% in the same quarter of last year.

Non-GAAP income from operations was RMB111.7 million (US$16.4 million), an increase of 47.1% compared with RMB75.9 million in the same quarter of last year. Non-GAAP operating margin was 6.1%, compared with 5.1% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB64.6 million (US$9.5 million), an increase of 64.2% from the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB1.09 (US$0.16) and RMB1.07 (US$0.16), respectively, compared with RMB0.68 and RMB0.66, respectively, in the same period of 2019.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB91.5 million (US$13.5 million), an increase of 55.1% from the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB1.55 (US$0.23) and RMB1.52 (US$0.22), respectively, compared with RMB1.01 and RMB0.99, respectively, in the same period of 2019.

As of September 30, 2020, the Company had RMB4,506.4 million (US$663.7 million) in cash, cash equivalents and short-term investments, an increase from RMB1,988.5 million as of December 31, 2019. The significant increase in cash, cash equivalents and short-term investments was mainly attributable to the offering proceeds received from the issuance of the Company’s ordinary shares in connection with the Company’s secondary listing on the Stock Exchange of Hong Kong Limited.

Most Recent Updates

Hong Kong Listing

On September 29, 2020, the Company successfully listed on the Main Board of The Stock Exchange of Hong Kong Limited under the stock code “9991,” with a global offering of 43,833,700 new Class A ordinary shares (including an aggregate of 3,833,700 Class A ordinary shares listed on October 29, 2020 pursuant to the partial exercise of the over-allotment option). The Hong Kong-listed shares are fully fungible with Baozun’s ADSs listed on the Nasdaq Global Select Market, based on the ratio of three Class A ordinary shares per ADS. Gross proceeds from the Global Offering, before any underwriting fees and other offering expenses, were approximately HK$3.6 billion.

Following the Company’s secondary listing on The Stock Exchange of Hong Kong Limited, the Company will no longer provide guidance on net revenues or net revenues growth going forward.

Dismissal of Class Action Lawsuit

On December 10, 2019 and December 26, 2019, purported securities class action complaints were filed in the United States District Court for the Southern District of New York against the Company, its chief executive officer and its chief financial officer. These suits were captioned Snyder, et. al. v. Baozun Inc. et. al. (Case No.: 1: 19 cv-11290) and AUS, et. al. v. Baozun Inc., et. al. (Case No.: 1: 19 cv-11812). On September 8, 2020, the court appointed the lead plaintiffs and the lead counsel and consolidated the separate actions into a consolidated action. On November 6, 2020, the lead counsel filed a notice of voluntary dismissal with the court stating that the consolidated action is voluntarily dismissed against all defendants, without prejudice, and with each party agreeing to bear their own costs. On November 11, 2020, the court signed the notice of voluntary dismissal, thereby adopting it as an order of the court.  The issuance of this order resulted in the dismissal of the consolidated action.

Conference Call

The Company will host a conference call to discuss the earnings at 7:00 a.m. Eastern Time on Monday, November 23, 2020 (8:00 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/1414256. Once preregistration has been complete, participants will receive dial-in numbers, the passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 07:59 p.m. Beijing Time, December 1, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	+1-855-452-5696
Mainland China	8008-700-206
Hong Kong	800-963-117
Passcode:	1414256#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income from operations is income from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income is net income excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues.  Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is net income attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income from operations and non-GAAP net income enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Such items are non-cash expenses that are not directly related to the Company’s business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units the Company grants under the share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income from operations and non-GAAP net income. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income from operations, operating margin, net income, net margin, net income attributable to ordinary shareholders of Baozun Inc. and net income  attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.  For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Baozun Inc.

Baozun is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Andrew McLeod

Phone: +852-2232-3941

E-mail: baozun@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,144,451	4,088,645	602,192
Restricted cash	382,359	184,206	27,131
Short-term investments	844,040	417,768	61,531
Accounts receivable, net	1,800,896	1,614,439	237,781
Inventories, net	896,818	1,040,637	153,269
Advances to suppliers	214,771	439,008	64,659
Prepayments and other current assets	387,713	492,759	72,576
Amounts due from related parties	19,323	23,942	3,526
Total current assets	5,690,371	8,301,404	1,222,665

Non-current assets
Long-term time deposits	209,495	203,789	30,015
Investments in equity investees	37,373	64,309	9,472
Property and equipment, net	415,648	422,542	62,234
Intangible assets, net	151,041	136,953	20,171
Land use right, net	42,567	41,798	6,156
Operating lease right-of-use assets	440,593	460,217	67,783
Goodwill	13,574	13,574	1,999
Other non-current assets	41,461	35,807	5,273
Deferred tax assets	54,477	56,075	8,259
Total non-current assets	1,406,229	1,435,064	211,362

Total assets	7,096,600	9,736,468	1,434,027

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	428,490	134,000	19,736
Accounts payable	877,093	283,885	41,812
Notes payable	210,693	585,493	86,234
Income tax payables	81,966	32,156	4,736
Accrued expenses and other current liabilities	581,122	699,340	103,001
Amounts due to related parties	6,796	5,185	764
Current operating lease liabilities	137,855	145,437	21,421
Total current liabilities	2,324,015	1,885,496	277,704

Non-current liabilities
Long-term loan	1,859,896	1,827,631	269,181
Deferred tax liability	2,929	2,636	388
Long-term operating lease liabilities	309,989	326,043	48,021
Total non-current liabilities	2,172,814	2,156,310	317,590

Total liabilities	4,496,829	4,041,806	595,294

Redeemable non-controlling interests	9,254	9,304	1,370

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 174,918,929 and 216,145,720 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	107	134	20
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	8	8	1
Additional paid-in capital	2,014,227	4,906,826	722,697
Retained earnings	526,009	712,654	104,963
Accumulated other comprehensive income	28,380	42,946	6,325

Total Baozun Inc. shareholders’ equity	2,568,731	5,662,568	834,006

Non-controlling interests	21,786	22,790	3,357

Total equity	2,590,517	5,685,358	837,363

Total liabilities, redeemable non-controlling interests and equity	7,096,600	9,736,468	1,434,027

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended September 30,
	2019	2020
	RMB	RMB	US$

Net revenues
Product sales	662,334	803,434	118,333
Services	840,760	1,025,725	151,073
Total net revenues	1,503,094	1,829,159	269,406

Operating expenses (1)
Cost of products	(528,975)	(673,695)	(99,225)
Fulfillment	(333,350)	(419,846)	(61,837)
Sales and marketing (2)	(443,097)	(501,145)	(73,811)
Technology and content	(94,101)	(101,582)	(14,961)
General and administrative	(51,732)	(51,051)	(7,519)
Other operating income, net	4,243	2,767	408
Total operating expenses	(1,447,012)	(1,744,552)	(256,945)
Income from operations	56,082	84,607	12,461
Other income (expenses)
Interest income	14,444	8,024	1,182
Interest expense	(16,886)	(16,008)	(2,358)
Impairment loss of investments	—	(800)	(118)
Exchange (loss) gain	(1,257)	4,770	703
Income before income tax and share of income (loss) in equity method investment	52,383	80,593	11,870
Income tax expense (3)	(13,561)	(19,319)	(2,845)
Share of income in equity method investment, net of tax of nil	146	3,696	544
Net income	38,968	64,970	9,569

Net loss (income) attributable to non-controlling interests	384	(216)	(32)
Net income attributable to redeemable non-controlling interests	—	(119)	(17)
Net income attributable to ordinary shareholders of Baozun Inc.	39,352	64,635	9,520

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.23	0.36	0.05
Diluted	0.22	0.36	0.05
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.68	1.09	0.16
Diluted	0.66	1.07	0.16
Weighted average shares used in calculating net income per ordinary share
Basic	174,343,867	177,090,226	177,090,226
Diluted	179,098,979	180,903,849	180,903,849

Net income	38,968	64,970	9,569
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(3,081)	15,875	2,338
Comprehensive income	35,887	80,845	11,907

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires all entities to disclose their current estimate of all expected credit losses. We adopted this ASU on January 1, 2020 using the modified retrospective transition method and no material adjustment to the opening balance of retained earnings of 2020 was necessary. The adoption of this new ASU has no material impact on our consolidated financial position and results of operations.

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended September 30,
	2019	2020
	RMB	RMB	US$

Fulfillment	2,382	2,746	404
Sales and marketing	5,840	9,544	1,406
Technology and content	2,861	4,533	668
General and administrative	8,378	9,863	1,453
	19,461	26,686	3,931

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million for both the three months period ended September 30, 2019 and 2020.

(3) Including income tax benefits of RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for both the three months period ended September 30, 2019 and 2020.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended September 30,
	2019	2020
	RMB	RMB	US$

Income from operations	56,082	84,607	12,461
Add: Share-based compensation expenses	19,461	26,686	3,931
Amortization of intangible assets resulting from business acquisition	391	391	57
Non-GAAP income from operations	75,934	111,684	16,449

Net Income	38,968	64,970	9,569
Add: Share-based compensation expenses	19,461	26,686	3,931
Amortization of intangible assets resulting from business acquisition	391	391	57
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(98)	(14)
Non-GAAP net income	58,722	91,949	13,543

Net income attributable to ordinary shareholders of Baozun Inc.	39,352	64,635	9,520
Add: Share-based compensation expenses	19,461	26,686	3,931
Amortization of intangible assets resulting from business acquisition	199	199	28
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(50)	(7)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	58,962	91,470	13,472

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	1.01	1.55	0.23
Diluted	0.99	1.52	0.22
Weighted average shares used in calculating net income per ordinary share
Basic	174,343,867	177,090,226	177,090,226
Diluted	179,098,979	180,903,849	180,903,849